SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2005

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

 SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLANS

Date:  June 28, 2006

By

/s/ Pamela N. Hootkin

Pamela N. Hootkin, Member of

Administrative Committee

Financial Statements

Years ended December 31, 2005 and 2004

Contents

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

Report of Independent Registered Public Accounting Firm

F-2

Statements of Net Assets Available for Benefits

F-3

Statements of Changes in Net Assets Available for Benefits

F-4

Notes to Financial Statements

F-5

Supplemental Schedule

F-11

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

Report of Independent Registered Public Accounting Firm

F-13

Statements of Net Assets Available for Benefits

F-14

Statements of Changes in Net Assets Available for Benefits

F-15

Notes to Financial Statements

F-16

Supplemental Schedule

F-22

[Letterhead of Spielman Koenigsberg & Parker, LLP]

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statement of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Phillips-Van Heusen Corporation Associates Investments Plan for Hourly Associates as of and for the year ended December 31, 2004 were audited by other auditors whose report dated May 31, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ SPIELMAN KOENIGSBERG & PARKER, LLP

June 19, 2006

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Assets

Investments, at fair value:
Investments held by Wells Fargo N.A.:
Stable Return Fund	$ 1,454,661	$ -
Mutual Funds	5,139,766
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	2,844,336
Investments held by State Street Bank:
Stable Value Funds		1,283,428
Mutual Funds		4,434,194
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust		2,480,733
Participant loans receivable	511,489	324,232
Contributions receivable	43,225	42,286

Net assets available for benefits	$ 9,993,477	$ 8,564,873

The accompanying notes are an integral

part of these financial statements.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2005 and 2004

	2005	2004

Additions

Contributions:
Employer, net of forfeitures	$ 391,674	$ 364,146
Employees	840,453	773,914
Rollovers		31,754
Interest and investment income	189,579	188,945
Loan repayments including interest	22,130	16,263

Total additions	1,443,836	1,375,022

Deductions

Payments to participants	685,187	1,520,257
Transfer out		55,057

Total deductions	685,187	1,575,314

Net realized and unrealized appreciation of investments	669,955	1,142,469

Net increase in net assets available for benefits	1,428,604	942,177

Net assets available for benefits at beginning of year	8,564,873	7,622,696

Net assets available for benefits at end of year	$9,993,477	$8,564,873

The accompanying notes are an integral

part of these financial statements.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Hourly Associates (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions.  Following the issuance of a favorable determination letter by the Internal Revenue Service (IRS), the Plan was amended again on September 24, 2003 to comply with IRS requests pertaining to its continuous tax-qualified status.

Change in Trustee and Recordkeeper

Effective January 1, 2004, the Plan’s Trustee changed from UMB Bank (the “Predecessor Trustee”) to State Street Bank (the “Trustee” or “Successor Trustee”).  On January 1, 2005, Wells Fargo acquired Strong Retirement Plan Services and as a result, Wells Fargo Retirement Solutions became the “Recordkeeper” and Wells Fargo Bank became the “Trustee”.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering hourly production, warehouse, distribution, leased employees and U.S. retail field employees of the Company, who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $14,000 and $13,000 per annum in 2005 and 2004, respectively.  In addition, pursuant to EGTRRA of 2001, all participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $4,000 for the plan year ended December 31, 2005.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively.  Upon death, permanent disability or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of ten investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant.  However, existing balances contributed to the PVH Stock Fund as of March 31, 1999 were required to remain in the fund until participants reach the age of 55 or older.  Effective December 30, 2004, all restrictions on Company Match invested in the PVH Stock Fund were removed and participants are allowed to transfer all Company Match monies to other investment options in the Plan.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

2.

Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust holds the investments in the PVH Stock Fund.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2005 and 2004, the Master Trust purchased 47,988 and 15,616 shares, respectively, of the Company’s common stock and received $153,906 and $168,641, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 160,053 and 64,342 shares of the Company’s common stock during the years ended December 31, 2005 and 2004, respectively.

4.

Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Net Realized and Unrealized

Appreciation in Fair Value of Investments

	2005	2004

Common stock – PVH Stock Fund	$ 499,455	$ 860,690
Shares of registered investment companies	170,500	281,779

	$ 669,955	$ 1,142,469

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2005	2004

Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	$ 2,844,336	$ 2,480,733
Barclays Global Equity Index	*	898,194
Dodge & Cox Balanced	1,283,331	1,121,353
Dreyfus Appreciation	1,207,303	1,084,372
Strong Advisor Bond	*	566,455
Wells Fargo Stable Return Fund (S)	1,454,661	1,283,428
Strong Advisor Small Cap Value	*	433,318
Wells Fargo Advantage Small Cap Value Fund (Z)	600,404	*
Wells Fargo Advantage Total Return Bond (Adm)	628,267	*
Wells Fargo S&P 500 Index Fund (G)	988,751	*
Shares of registered companies representing less than 5%	431,710	330,503

* Investment not offered at the end of the plan year.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

5.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 012

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

For the Year Ended December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Wells Fargo Bank, N.A.	Wells Fargo Advantage Small Cap Value Fund (Z);19,900.6879 shares	$ 600,404
Wells Fargo Bank, N.A.	Dodge & Cox Balanced; 15,777.3711 shares	1,283,331
Wells Fargo Bank, N.A.	Dodge & Cox Income; 2,278.2267 shares	28,569
Wells Fargo Bank, N.A.	Oakmark International I; 15,718.4378 shares	353,979
Wells Fargo Bank, N.A.	Wells Fargo Advantage Total Return Bond Fund (Adm); 51,709.2102 shares	628,267
Wells Fargo Bank, N.A.	Wells Fargo S&P 500 Index Fund (G); 25,184.6879 shares	988,751
Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund (S); 37,885.2243 shares	1,454,661
Wells Fargo Bank, N.A.	Dreyfus Appreciation; 30,372.3971 shares	1,207,303
Wells Fargo Bank, N.A.	Calamos Growth (A); 892.8834 shares	49,162
Wells Fargo Bank, N.A.	Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust; 1,272,007.4021 units	2,844,336
Wells Fargo Bank, N.A.	Loan Fund; 511,489 units maturity dates through 2019, interest rates: 5% to 10.5%	511,489

Total investments held by Wells Fargo Bank, N.A.		$ 9,950,252

[Letterhead of Spielman Koenigsberg & Parker, LLP]

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Phillips-Van Heusen Corporation Associates Investments Plan for Salaried Associates as of and for the year ended December 31, 2004 were audited by other auditors whose report dated May 31, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ SPIELMAN KOENIGSBERG & PARKER, LLP

June 19, 2006

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value:
Investments held by Wells Fargo Bank:
Stable Return Fund	$ 12,052,826	$ -
Mutual Funds	73,542,816
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	29,777,423
Investments held by State Street Bank:
Stable Value Funds		10,331,420
Mutual Funds		62,079,054
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust		28,041,243
Participant loans receivable	1,789,881	1,542,866
Contributions receivable	379,825	321,907

Net assets available for benefits	$ 117,542,771	$ 102,316,490

The accompanying notes are an integral

part of these financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2005 and 2004

	2005	2004

Additions

Contributions:
Employer, net of forfeitures	$ 3,035,467	$ 2,705,468
Employees	7,837,210	6,988,960
Rollovers	397,583	1,581,526
Interest and investment income	3,167,018	2,507,519
Transfers in		54,924
Other income		25,570
Loan repayments including interest	98,438	83,392

Total additions	14,535,716	13,947,359

Deductions

Payments to participants	6,846,759	8,478,070

Total deductions	6,846,759	8,478,070

Net realized and unrealized appreciation of investments	7,537,324	13,758,774

Net increase in net assets available for benefits	15,226,281	19,228,063

Net assets available for benefits at beginning of year	102,316,490	83,088,427

Net assets available for benefits at end of year	$ 117,542,771	$ 102,316,490

The accompanying notes are an integral

part of these financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Salaried Associates (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan was amended effective January 1, 2002 in order to comply with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to modify certain administrative provisions. Following the issuance of a favorable determination letter by the Internal Revenue Service (IRS), the Plan was amended again on September 24, 2003 to comply with IRS requests pertaining to its continuing tax-qualified status.

Change in Trustee and Recordkeeper

Effective January 1, 2004, the Plan’s Trustee changed from UMB Bank (the “Predecessor Trustee”) to State Street Bank (the “Trustee” or “Successor Trustee”).  On January 1, 2005, Wells Fargo acquired Strong Retirement Plan Services and as a result, Wells Fargo Retirement Solutions became the “Recordkeeper” and Wells Fargo Bank became the “Trustee”.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering salaried or clerical employees of the Company who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $14,000 and $13,000 per annum in 2005 and 2004, respectively.  In addition, pursuant to EGTRRA of 2001, all participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $4,000 for the plan year ended December 31, 2005.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributed to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of ten investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant.  However, existing balances contributed to the PVH Stock Fund as of March 31, 1999 were required to remain in the fund until participants reach the age of 55 or older.  Effective December 30, 2004, all restrictions on Company Match invested in the PVH Stock Fund were removed and participants are allowed to transfer all Company Match monies to other investment options in the Plan.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.

Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee. Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust holds the investments in The PVH Stock Fund.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2005 and 2004, the Master Trust purchased 47,988 and 15,616 shares, respectively, of the Company’s common stock and received $153,906 and $168,641, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 160,053 and 64,342 shares of the Company’s common stock during the years ended December 31, 2005 and 2004, respectively.

4.

Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

 Net Realized and Unrealized

Appreciation in Fair Value of Investments

	2005	2004

Common stock – PVH Stock Fund	$ 5,293,289	$ 9,639,765
Shares of registered investment companies	2,244,035	4,119,009

	$ 7,537,324	$ 13,758,774

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2005	2004

Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	$ 29,777,423	$ 28,041,243
Barclays Global Equity Index	*	7,568,399
Dodge & Cox Balanced	18,753,093	16,216,647
Dreyfus Appreciation	16,995,799	16,729,719
Oakmark International	7,723,406	5,472,485
Strong Advisor Small Cap Value	*	8,303,214
Strong Advisor Bond	*	5,431,252
Wells Fargo Stable Return Fund (S)	12,052,826	10,331,420
Wells Fargo Advantage Small Cap Value Fund (Z)	12,188,812	*
Wells Fargo Advantage Total Return Bond (Adm)	5,900,260	*
Wells Fargo S&P 500 Index Fund (G)	8,624,725	*
Shares of registered companies representing less than 5%	3,356,721	2,357,338

*   Investment not offered at the end of the plan year.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

5.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 007

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

For the Year Ended December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Wells Fargo Bank, N.A.	Wells Fargo Advantage Small Cap Value Fund (Z); 404,004.3640 shares	$ 12,188,812
Wells Fargo Bank, N.A.	Dodge & Cox Balanced; 230,551.9204 shares	18,753,093
Wells Fargo Bank, N.A.	Dodge & Cox Income; 57,770.5816 shares	724,443
Wells Fargo Bank, N.A.	Oakmark International I; 342,957.6464 shares	7,723,406
Wells Fargo Bank, N.A.	Wells Fargo Advantage Total Return Bond Fund (Adm); 485,618.1393 shares	5,900,260
Wells Fargo Bank, N.A.	Wells Fargo S&P 500 Index Fund (G); 219,682.2445 shares	8,624,725
Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund (S); 313,903.9754 shares	12,052,826
Wells Fargo Bank, N.A.	Dreyfus Appreciation; 427,567.2752 shares	16,995,799
Wells Fargo Bank, N.A.	Calamos Growth (A); 47,807.4493 Shares	2,632,278
Wells Fargo Bank, N.A.	Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust; 13,316,677.8819 units	29,777,423
Wells Fargo Bank, N.A.	Loan Fund; 1,789,881.07 units maturity dates through 2020, interest rates: 5% to 10.5%	1,789,881

Total investments held by Wells Fargo Bank, N.A.		$ 117,162,946

EXHIBIT INDEX

Exhibit No.

23.1

Consent of Independent Auditors (Associates Investment Plan for

Hourly Associates)

23.2

Consent of Independent Auditors (Associates Investment Plan for

Salaried Associates)